

E.(1)

19006503

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 52572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 7th Avenue 17th Floor PH

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Lowenberg   212-509-0313

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP

(Name – if individual, state last, first, middle name)

One Linden Place	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Lowenberg _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC _____ , as of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAISY J GUZMAN
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01GU6102913
COMMISSION EXPIRES _12/ 8 /19_

Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Mountain Capital LLC

(SEC I.D. No. 8-52572)

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2018

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm
December 31, 2018

Table of Contents   Page

KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
White Mountain Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of White Mountain Capital, LLC (the "Company") as of December, 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of White Mountain Capital, LLC as of December, 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of White Mountain Capital, LLC's management. Our responsibility is to express an opinion on White Mountain Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to White Mountain Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman

Kamler, Lewis & Noreman LLP

We have served as White Mountain Capital, LLC's auditor since 2005.

Great Neck, New York
February 28, 2019

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	249,667
Deposit with clearing organization		100,514
Due from clearing organization		22,285
Property and equipment - net		-
Prepaid expenses and other assets		57,269
Total Assets	$	429,735

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	67,752
Due to clearing organization		88,655
		156,407

Contingencies

Members' Equity		273,328
Total Liabilities and Members' Equity	$	429,735

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

White Mountain Capital, LLC ("the Company") is a securities broker and earns commissions on sales of equities, mutual funds and 529 plans. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

In 2015, the Company entered into a four year agreement with Hilltop Securities to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The minimum clearing and execution charges are $7,500 per month.

In June 2018, the legal structure ownership of two of its members, Peter Montalbano and Michael Lowenberg, was changed from an individual ownership basis to S-Corporation ownership basis. Each S-Corporation is primarily owned by each of the respective members. Peter Montalbano's ownership interest was transferred to Townline Beach, Inc. and Michael Lowenberg's ownership interest was transferred to Rumpoint, Inc. The legal structural ownership change had no impact on the business, operations, or supervision structure of the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. At December 31, 2018 the Company had no deposits at any financial institution in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values at December 31, 2018.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Revenue Recognition</u>

Commissions, as well as the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions, including the related expenses, which are recorded on a trade date basis, including realized and unrealized gains and losses for the purchase or sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-mark basis at the date of the consolidated financial statements.

Interest income and expense is recorded on an accrual basis which is calculated based on contractual interest rates. See footnote 9 for further revenue recognition disclosure.

<u>Securities Owned</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

<u>Property and Equipment</u>

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over their expected useful lives which is three to seven years. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

<u>Income Taxes</u>

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the taxable income or loss of the Company is taxed to the members. However, the Company is subject to local New York City income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2018 the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Note 2 - Summary of Significant Accounting Policies (continued)

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new financial statement disclosures.

The ASU is effective for the Company as of December 15, 2018 under a modified retrospective approach or retrospectively to all periods a presented. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies.

On January 1, 2018, the Company adopted Topic 606, using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. The Company analyzed the revenue from prior periods and determined no material adjustments to opening retained earnings and receivables were necessary as the updated guidance is consistent with our historical revenue recognition methodology.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Management of the Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

Note 3 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2018:

Furniture and fixtures	$ 19,389
Less: Accumulated depreciation	19,389
	$ 0

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

White Mountain Capital, LLC
Notes to Financial Statements
December 31, 2018

Note 5 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 6 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions. There were no short securities sold short as of December 31, 2018.

Note 8 - Leases

The Company has an operating lease for office space in New York City, which now expires on August 31, 2024. The lease requires minimum rent payment and increases for real estate taxes and fuel over base amounts as specified in the lease.

Minimum annual lease payments are as follows:

Year Ended December 31,	Amount
2019	$157,000
2020	162,000
2021	167,000
2022	172,000
2023	177,000
2024 and thereafter	121,000
	$ 956,000

Note 9 – Revenue from Contracts with Customers

Significant Judgements

Revenue from contracts with customers includes fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue from contracts with customers

Commissions	$1,896,546
Total revenue from contracts with customers	$1,896,546

Note 10 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 11 – Contingencies

At times, the Company may be involved in various litigation or regulatory inquiries or exams that arise in the normal course of business. Management believes that these items, individually or in aggregate, are not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2018, the Company had net capital of $216,059, which was $116,059 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was to .72 to 1.

Note 13- Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 14- Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 28, 2019 for these financial statements.